Filed by ACI Worldwide, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934

Subject Company: S1 Corporation

Commission File No.: 000-24931

News Release

FOR IMMEDIATE RELEASE

ACI WORLDWIDE TO ACQUIRE S1 CORPORATION

Creates Global Leader in Enterprise Payments Solutions

NEW YORK and NORCROSS, Ga., October 3, 2011 – ACI Worldwide, Inc. (Nasdaq: ACIW) and S1 Corporation (Nasdaq: SONE) today announced that they have entered into a definitive transaction agreement that will create a full-service global leader of financial and payments solutions. Under the agreement, ACI will acquire S1 for a blended value of $9.55 per share as of September 30, 2011, consisting of $6.62 per share in cash and 0.1064 shares of ACI common stock, assuming full proration, which represents an increase of $0.42 per share in cash from ACI’s previous offer. The boards of directors of both companies have approved the transaction.

“We are pleased to have reached this agreement with S1, and believe that together we will create a leader in the global enterprise payments industry,” said Philip G. Heasley, President and Chief Executive Officer of ACI. “The combined company will have enhanced scale, breadth and additional capabilities, as well as a complementary suite of products that will better serve the entire spectrum of financial institutions, processors and retailers. Stockholders of both companies will benefit from the significant upside potential of a larger, more diversified company that is strongly positioned in a wide range of markets.”

Continued Mr. Heasley, “S1 has a loyal and committed workforce, which will be a great complement to our own employee base. We believe that the size, scope, geographic reach and expanded technical expertise of the combined company will offer even greater opportunities to our employees world-wide. In addition, S1’s products and rich set of capabilities will further enhance our existing offerings. We look forward to working with S1 to complete this acquisition in order to build a greater company for our customers and employees and to deliver enhanced results to stockholders.”

“With the significant improvements in the transaction terms and conditions, S1’s Board of Directors unanimously concluded that combining with ACI is in the best interests of S1’s stockholders, as it provides a substantial premium for their investment and the opportunity to participate further in this powerful combination,” said John W. Spiegel, Chairman of the Board of Directors of S1. “On behalf of S1’s Board and management team, I would like to thank our customers for their ongoing support and express our deep appreciation to our employees, whose hard work and dedication has been instrumental in making S1 the outstanding company it is today.”

Complementary Offerings and Global Platform to Drive Long-Term Value Creation

Highly Complementary Products and Solutions: Following the close of the transaction, the combined company will be a full-service global leader of financial and payments solutions with significant scale. ACI’s and S1’s products are highly complementary and ACI expects to leverage S1’s success with a range of financial institutions and retailers, as well as S1’s strong global capabilities. The combined company will be well positioned to address both emerging and developed payments markets, and will provide a rich set of capabilities across the most unified payments solution to serve Retail Banking, Wholesale Banking, Processors and Retailers. The combined company will remain focused on delivering business agility without compromising the trust of its combined customers.

Significant Synergy Opportunities and Financial Strength: The pro forma financial implications of the transaction are compelling. ACI anticipates that with S1 it will achieve annual cost synergies of approximately $30 million. In addition, the increased global scale and expected cost savings are expected to generate margin expansion. The transaction is expected to be accretive to full year earnings in 2012.

For the last twelve months ending June 30, 2011, the companies generated pro forma combined revenue of $683 million, adjusted EBITDA of $123 million and free cash flow of $90 million. The combined company is expected to have a strong financial profile, including a solid balance sheet with substantial liquidity. ACI will have a robust liquidity position with more than $150 million of combined cash remaining on the balance sheet and more than $65 million of availability under a new credit facility at closing. This ample liquidity and high free cash flow generation are expected to support long-term growth.

Terms of the Transaction

ACI will acquire S1 for approximately $360 million in cash and 5.8 million ACI shares. Under the terms of the transaction, S1 stockholders can elect to receive $10.00 in cash or 0.3148 shares of ACI stock for each S1 share they own, subject to proration, such that in the aggregate 33.8% of S1 shares are exchanged for ACI shares and 66.2% are exchanged for cash.

ACI will amend its pending exchange offer to reflect the terms of the definitive agreement. The complete terms and conditions of the exchange offer will be set forth in the amended prospectus/offer to exchange on Form S-4 that ACI expects to file with the Securities and Exchange Commission (the “SEC”) by October 13, 2011.

Based on the closing sales price of ACI common stock on September 30, 2011, the blended value of ACI’s proposal is $9.55 per S1 share, assuming full proration. However, the equity capital markets have been highly volatile since July 26, 2011 and market prices for ACI shares and S1 shares have fluctuated and can be expected to continue to fluctuate. S1 stockholders are urged to obtain current trading price information prior to making any decision with respect to the exchange offer.

S1’s Board of Directors recommends that all S1 stockholders tender their shares into ACI’s amended exchange offer. ACI had previously extended the expiration date of the exchange offer to 5:00 p.m. Eastern Time on October 31, 2011, unless further extended.

Stockholder questions regarding the exchange offer or requests for offering documents should be directed to ACI’s Information Agent for the exchange offer, Innisfree M&A Incorporated, toll-free at (888) 750-5834. Offering materials will also be available on the SEC’s website at www.sec.gov. S1 stockholders are urged to read the offering materials filed by ACI, as well as materials filed by S1 relating to the exchange offer, which contain important information about the exchange offer.

2011 Guidance

ACI and S1 reiterate the respective guidance each had previously provided, excluding the impact of the transaction, for 2011. ACI will update its guidance to include the acquisition of S1 following the completion of the transaction.

Approvals and Timing

ACI has received fully committed financing for the cash portion of the transaction from a syndicate of banks led by Wells Fargo Bank, N.A. The transaction is subject to satisfaction of customary closing conditions, including the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, and is expected to close in the fourth quarter of 2011.

Advisors

Wells Fargo Securities is serving as financial advisor to ACI, and Jones Day is serving as its legal advisor. Raymond James & Associates Inc. is serving as financial advisor to S1, and Hogan Lovells US LLP is serving as its legal advisor.

About ACI Worldwide

ACI Worldwide powers electronic payments for more than 800 financial institutions, retailers and processors around the world, with its broad and integrated suite of electronic payment software. More than 90 billion times each year, ACI’s solutions process consumer payments. On an average day, ACI software manages more than US$12 trillion in wholesale payments. And for more than 160 organizations worldwide, ACI software helps to protect their customers from financial crime. To learn more about ACI and understand why we are trusted globally, please visit www.aciworldwide.com. You can also find us on www.paymentsinsights.com or on Twitter @ACI_Worldwide.

About S1 Corporation

Leading banks, credit unions, retailers, and processors need technology that adapts to the complex and challenging needs of their businesses. These organizations want solutions that can respond quickly to changes in the marketplace and help grow their businesses. For more than 20 years, S1 Corporation (Nasdaq:SONE) has been a leader in developing software products that offer flexibility and reliability. Over 3,000 organizations worldwide depend on S1 for payments, online banking, mobile banking, voice banking, branch banking and lending solutions that deliver a competitive advantage. More information is available at www.s1.com.

Forward-Looking Statements

This press release contains forward-looking statements based on current expectations that involve a number of risks and uncertainties. All opinions, forecasts, projections, future plans or other statements, other than statements of historical fact, are forward-looking statements and include words or phrases such as “believes,” “will,” “expects,” “anticipates,” “intends,” “estimates,” “our view,” “we see,” “would” and words and phrases of similar import. The safe harbor provisions of the Private Securities Litigation Reform Act of 1995 do not apply to any forward-looking statements made in connection with an exchange offer.

We can give no assurance that such expectations will prove to have been correct. Actual results could differ materially as a result of a variety of risks and uncertainties, many of which are outside of the control of management. These risks and uncertainties include, but are not limited to, the following: (1) that a transaction between ACI and S1 may not be completed on a timely basis and on favorable terms, (2) negative effects on ACI’s business or S1’s business resulting from the pendency of the proposed transaction, (3) that ACI may not achieve the synergies and other expected benefits within the expected time or in the amounts it anticipates, and (4) that ACI may not be able to promptly and effectively integrate the merged businesses. Other factors that could materially affect ACI’s and S1’s respective businesses and actual results of operations are discussed in their most recent Annual Reports on Form 10-K, as well as other filings with the SEC, available on the SEC’s website located at www.sec.gov.

Available Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. ACI has filed with the SEC a registration statement on Form S-4 containing a prospectus and other documents with respect to the proposed acquisition of S1 and will file an amendment to it by October 13, 2011, to reflect the agreement announced today. S1 will file an amendment to its Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. INVESTORS AND SECURITY HOLDERS OF S1 AND ACI ARE URGED TO READ THE APPLICABLE PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN AND WILL BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain free copies of the registration statement, prospectus and other documents filed with the SEC by ACI and S1 through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ACI will be available free of charge on ACI’s internet website at www.aciworldwide.com or by contacting ACI’s Investor Relations Department at 646-348-6706. Free copies of the documents filed by S1 with the SEC with respect to the exchange offer may be obtained by contacting S1’s Investor Relations at (404) 923-3500 or by accessing S1’s investor relations website at www.s1.com.

-ends-

For more information contact

For ACI Worldwide:

Media Contacts:

James Golden / Aaron Palash

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

Investor Contacts:

Art Crozier / Jennifer Shotwell / Scott Winter

Innisfree M&A Incorporated

(212) 750-5833

Tamar Gerber

Vice President, Investor Relations & Financial Communications

ACI Worldwide, Inc.

(646) 348-6706

For S1 Corporation: Paul M. Parrish Chief Financial Officer 404.923.3500 paul.parrish@s1.com Mike Pascale / Rhonda Barnat The Abernathy MacGregor Group 212.371.5999 mmp@abmac.com / rb@abmac.com